RECEIVED
2 8 2003
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SECURITIES A [redacted] ION
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ANNUA
03013161

FORM X-17A-5
PART III

SEC FILE NUMBER
8-42913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 7-th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John L. Bligh (212) 308-9494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PUNK, ZIEGEL & CO., LP

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).

AFFIRMATION

I, William J. Punk, Jr. affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Punk, Ziegel & Company, L.P and Subsidiary for the year ended December 31, 2002, are true and correct in all material respects. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William J. Punk, Jr.
Partner

February 10, 2003

Date

Subscribed and sworn to before me,
On this 10th day of February, 2003

Notary Public

JOHN L. BLIGH
NOTARY PUBLIC, State of New York
No. 31-4973621
Qualified in New York County
Commission Expires January 9, 2007

PUNK, ZIEGEL & COMPANY, L.P AND SUBSIDIARY
(SEC I.D. No. 8-42913)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Punk, Ziegel & Company L.P. and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of Punk, Ziegel & Company, L.P. and Subsidiary (the "Partnership") at December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Punk, Ziegel & Company, L.P. and Subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 10, 2003

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 602,025
Securities owned, at fair value (held at clearing broker)	1,243,403
Nonreadily marketable securities, at estimated fair value	194,090
Receivable from broker and dealer	1,108,186
Furniture, equipment, and leasehold improvements - net of accumulated depreciation of $798,023	28,765
Accrued income receivable	270,405
Taxes receivable	47,000
Other assets	181,697
TOTAL ASSETS	$ 3,675,571

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, not yet purchased, at fair value	$ 23,124
Accrued expenses and other liabilities	556,950
Deferred lease credit	8,603
Total liabilities	588,677
PARTNERS' CAPITAL (Units outstanding of 438,547 and 1,046,163 for General and Limited Partners, respectively)	3,086,894
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,675,571

See notes to consolidated statement of financial condition.

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT FINANCIAL ACCOUNTING POLICIES

Punk, Ziegel and Company, L.P. (the "Partnership") and Subsidiary (collectively, the "Firm") is a specialty investment bank providing a full range of research, equity market-making and corporate finance services to institutional investors, small to mid-size companies and high net worth clients. The Partnership devotes its resources toward generating high quality, in-depth investment analysis in a limited number of high growth industries. The Partnership is a limited partnership formed under the laws of the state of Delaware. PZK, Inc. is the General Partner of the Partnership. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is also the sole shareholder of its Subsidiary, Punk Ziegel Asset Management L.L.C. ("PZAM"), a limited liability corporation registered in the state of Delaware established to manage investments for a limited number of high net worth individuals and pension accounts. All intercompany balances have been eliminated.

The Partnership does not hold cash or securities on behalf of customers. All customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis. UBS Paine Webber is the firm's clearing broker.

Proprietary securities transactions, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased consist of corporate equity securities and options, which are valued at fair value. Fair value is based on quoted market prices.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements and the deferred lease credit are amortized on a straight-line basis over the remaining life of the lease.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of securities owned, securities sold, not yet purchased, and nonreadily marketable securities.

The Firm uses an asset and liability approach under Statement of Financial Accounting Standards No. 109 for the accounting for taxes. This approach requires the recognition of deferred tax assets and liabilities at enacted tax rates expected to be in effect when such balances reverse. Permanent differences consist of meals and entertainment. Temporary differences consist of unrealized gains and losses from investments. The consolidated statement of financial condition reflects taxes receivable of $47,000. Included in taxes receivable is a deferred tax asset of $36,460 which relates to differences in depreciation of fixed assets and to unrealized losses in investment accounts.

New Accounting Pronouncements - In November 2002, the FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. In the ordinary course of business the Partnership's fully disclosed clearing arrangements may have a certain element of a guarantee. The Partnership will adopt FIN No. 45, as required in fiscal year 2003, and it is expected to have no material impact on the statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51,* ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as Variable Interest Entities or "VIEs". FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. FIN No. 46, as it relates to existing entities, is effective for fiscal periods beginning after June 15, 2003. For new entities, FIN No. 46 is effective January 31, 2003. The Partnership will adopt FIN No. 46 as required in fiscal year 2003. Management believes that the adoption will not have a material impact on the statement of financial condition.

2. NONREADILY MARKETABLE SECURITIES

Nonreadily marketable securities, consisting of warrants, common and preferred stock, have been valued at fair value as determined by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

3. RECEIVABLE FROM BROKER AND DEALER

This amount of $1,108,186 represents cash on deposit at the clearing broker.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Firm to report the fair value of financial instruments, as defined. Other than nonreadily marketable securities, which are discussed in Note 2, substantially all of the Firm's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

5. CONTINGENCIES AND COMMITMENTS

Arbitration - In February 2002, a former employee and shareholder in Sunrise Partnership Inc. (see footnote 9), commenced arbitration proceedings through the auspices of NASD Dispute Resolution Inc. against the Partnership and the Partnership's Chief Executive. This individual is requesting material amounts in damages relating to salary and bonus compensation, unspecified attorney's fees, cost and liquidated damages and a return of capital investment. At December 31, 2002, the capital investment attributable to his interest in Sunrise Partnership Inc. was approximately $752,000. The Partnership has submitted an answer denying any liability and has asserted a counter claim. The Partnership intends to

vigorously defend against these claims. Arbitration is scheduled to commence in September 2003. The ultimate outcome of this proceeding cannot be ascertained at this time.

Lease - The Partnership entered into a noncancelable sublease agreement dated December 18, 1992. The lease will expire on March 15, 2003. The Partnership deposited with the sublessor $150,000 as collateral for this lease agreement which is included in Other Assets in the consolidated statement of financial condition.

In connection with the Partnership entering into this office lease, the sublessor reimbursed the Partnership $498,372 for leasehold improvements. The Partnership recognizes this lease incentive over the life of the lease.

On January 22, 2003, the Partnership entered into a noncancelable lease agreement. The lease will end at the ten-year anniversary of the commencement date, which is defined as the date the landlord provides possession of the premises to the Partnership. The current lease will be extended at the current rental rates of approximately $32,000 per month until the commencement of the new lease.

Pursuant to the new lease agreement, the Partnership deposited $400,000 as collateral with the landlord, along with the first month's rent of approximately $79,000.

6. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn if the Partnership's resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Partnership had net capital of approximately $2,440,000, which was approximately $2,322,000 in excess of required net capital. The Partnership's net capital ratio was .23 to 1.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership introduces these transactions for clearance to a New York Stock Exchange Inc. member firm on a fully disclosed basis.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Securities sold, not yet purchased represent obligations of the Partnership to deliver securities, creating a liability to repurchase these securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation may exceed the amount recognized in the consolidated statement of financial condition. The risk is the amount by which future market values exceed the amount reflected in the financial statements. The Partnership may, at its discretion, buy in the securities at prevailing market prices at any time.

Substantially all cash is on deposit with a major money center bank.

Securities owned, at fair value, are in the custody of the Partnership's clearing broker. The clearing broker has the ability to pledge these securities. Nonreadily marketable securities are in the custody of the Partnership.

8. PARTNERSHIP CAPITAL

Partners' capital and the distribution of profits and losses are allocated through the ownership of Partnership units. At December 31, 2002, Partners' capital consisted of 1,484,710 units of which 438,547 and 1,046,163 units were held by the General Partner and Limited Partners, respectively.

9. RELATED PARTY TRANSACTIONS

The Partnership is the General Partner or Managing Member of Argyle Capital Partners, L.P., Millennium Investment Partners, L.P. and the Woodbury Value Fund LLC (the "Investment Companies"), which are Investment Partnerships and a Limited Liability Company. $15,910, included in accrued income receivable, relates to income from these entities.

Sunrise Partners Inc., an S Corporation, holds employees and ex-employees capital interests in the Partnership.

10. DEFINED CONTRIBUTION PLAN

Punk, Ziegel & Company, L.P. and Subsidiary provide a 401(k) plan (the "Plan") for all full-time employees who have completed at least six consecutive months of service and have attained the age of 18. Employees may elect to invest a percentage of their gross pay, up to a maximum amount established by the IRS. The Firm may, at the sole discretion of management, match a percentage of the contribution an employee makes to the Plan. The amount that the Firm matches becomes fully vested after five years. The Firm did not make a matching contribution to the Plan for the year ended December 31, 2002.

11. SUBORDINATED DEBT

Effective December 31, 2002, the Partnership entered into a Junior Subordinated Revolving Credit Agreement (the "Agreement") with another broker-dealer expiring December 31, 2003. The Agreement has been approved by the NASD and allows the Partnership to borrow amounts not in excess of $3,000,000. Amounts borrowed under the Agreement are available to the Partnership in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The Partnership has agreed to pay a commitment fee of $.0015 of the unused amount of the commitment. Interest on amounts borrowed is based on LIBOR plus a markup that varies according to the number of days the loan is outstanding. There are no borrowings under the Agreement at December 31, 2002.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership, in the normal course of its investing and trading activities, may enter into transactions in derivative financial instruments including equity and interest rate instruments based on expectations of future market movements and conditions. These transactions have market and credit risks. During the year ended December 31, 2002, trading in these transactions has been limited to listed equity call and put options.

Market risk is the potential adverse change in value caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. In certain cases, the Partnership may use derivative financial instruments to hedge the market value of other positions. The notional or contractual amount of derivative financial instruments provides only a measure of the involvement in these types of transactions and does not represent the amount subject to market risk or credit risk.

Credit risk arises from the failure of the counter party to perform according to the terms of the contract.

Derivatives used for trading purposes are carried at market value. The fair values of derivative financial instruments assets and liabilities held or issued for trading purposes as of December 31, 2002 (notional amounts of $2,450 and $51,348 respectively), and the average monthly fair value of the instruments for the year ended December 31, 2002, are as follows:

	Fair Value at Year-End		Average Fair Value	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Options held	$350		$33,102	
Options written		$23,124		$38,029

Fair values of open options contracts are included in securities owned or securities sold, not yet purchased.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 10, 2003

Punk, Ziegel & Company, L.P. and Subsidiary
520 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

In planning and performing our audit of the consolidated financial statements of Punk, Ziegel & Company, L.P. (the "Partnership") and its Subsidiary for the year ended December 31, 2002 (on which we issued our report dated February 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP